United States securities and exchange commission logo





                             December 5, 2023

       James Frates
       Chief Financial Officer
       Amylyx Pharmaceuticals, Inc.
       43 Thorndike St.
       Cambridge, MA 02141

                                                        Re: Amylyx
Pharmaceuticals, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2022
                                                            Filed March 13,
2023
                                                            Form 10-Q for the
Quarterly Period Ended September 30, 2023
                                                            Filed November 9,
2023
                                                            File Number
001-41199

       Dear James Frates:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-Q for the Nine Months Ended September 30, 2023

       Notes to Condensed Consolidated Financial Statements
       3. Product Revenue, Net, page 10

   1. Please tell us your consideration of providing disaggregated revenue disclosure such as product sales for the
U.S. and Canada. Refer to ASC 606-10-55-89 through 606-10-55-91 and ASC 280-10-50-41.
       Notes to the Condensed Consolidated Financial Statements
       5. Inventories, page 12

   2. Your inventory balance was $56.7 million at September 30, 2023, of which $24.3 million is considered
long-term. You state that finished goods have a shelf life of 12 - 18 months from the date of
manufacture. Tell us how much of the long-term inventory is
 James Frates
Amylyx Pharmaceuticals, Inc.
December 5, 2023
Page 2
         considered finished goods. In light of the shelf life, the early phase of the company's product sale launch, and a significant portion of inventories being recorded as long-term, tell us why you believe no impairment was required to be recorded at September 30, 2023.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mary Mast at 202-551-3613 or Angela Connell at 202-551-3426 with any questions.



FirstName LastNameJames Frates                               Sincerely,
Comapany NameAmylyx Pharmaceuticals, Inc.
                                                             Division of
Corporation Finance
December 5, 2023 Page 2                                      Office of Life
Sciences
FirstName LastName